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                                   Filed by Smith & Nephew Group plc pursuant to
                                       Rule 425 under the Securities Act of 1933
                                               Subject Company: Centerpulse Ltd.
                                                (Commission File No.: 001-14654)

     On May 20, 2003, the following press release was issued.


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                                                  [LETTERHEAD OF SMITH & NEPHEW]

FOR IMMEDIATE RELEASE

                                                    Contact: Angie Craig
                                                             Smith & Nephew plc
                                                             011-44-207-401-7646
                                                             - or -
                                                             Brian Rafferty
                                                             Taylor Rafferty
                                                             212-889-4350

SMITH & NEPHEW UPDATE ON CENTERPULSE OFFER

LONDON - May 20, 2003 - Smith & Nephew (NYSE: SNN) notes this morning's announcement by Zimmer Holdings, Inc. concerning Centerpulse AG.

The Board of Centerpulse gave Smith & Nephew's offer full and careful consideration and unanimously recommended it to its shareholders. By contrast, Zimmer's proposed offer for Centerpulse is subject to a number of additional conditions and to a period of due diligence, following which Zimmer has reserved the right to reduce its offer price.

Smith & Nephew will continue to monitor the situation.



Smith & Nephew is a global advanced medical devices company with a highly successful track record in developing, manufacturing and marketing a wide variety of innovative and technologically advanced tissue repair products. These products are primarily in the areas of bone, joints, skin and other soft tissue. Smith & Nephew has extensive marketing and distribution capabilities, with established sales in more than 90 countries.

Smith & Nephew ADRs, each equivalent to ten ordinary shares, trade on the New York Stock Exchange under the symbol SNN. Smith & Nephew ordinary shares trade on the London Stock Exchange. Shares are quoted on the SEAQ System, and prices may be accessed on the Reuter Equities 2000 Service under the symbol SMN.L, on Bloomberg under the symbol SNN, and on Quotron under the symbol SMU.EU. For further information, visit Smith & Nephew's website at http://www.smith-nephew.com.

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